1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No. 45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

SPIL Board of Directors Proposes NT$ 3.0 Cash Dividend

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: Mar 19, 2015

Taichung, Taiwan, March 19, 2015—Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”) (Taiwan Stock Exchange: 2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors, at which the Board adopted a proposal recommending distribution of NT$ 3.0 cash dividend per share. The proposal will be discussed and brought to a vote at the Company’s regular shareholders’ meeting scheduled on June 16, 2015. The Board of Directors also approved:

1. Approved the 2014 Business Report and Financial Statements. Consolidated revenue for 2014 was NT$ 83,071,441 thousand, and net income was NT$ 11,731,202 thousand with diluted EPS of NT$ 3.74 per share.

2. Approved a proposal for distribution of 2014 profits:

(1)	A cash dividend of NT$ 3.0 per share will be distributed to the common shareholders.

(2)	In accordance with new accounting regulations requiring expensing of employee profit-sharing, SPIL’s 2014 net income of NT$ 11,731,202 thousand has already factored in employee profit-sharing expenses of NT$ 1,038,787 thousand and remuneration to directors of NT$ 105,369 thousand. Employees’ bonuses of NT$ 1,038,787 thousand will all be distributed in cash.

3. Approved to set the Company’s “Ethical Corporate Management Best Practice Principles”.

4. Approved to schedule the 2015 Regular Shareholders’ meeting on June 16, 2015 at the New Palace Restaurant (No. 345, Chung-Te 5th Rd. Taichung, Taiwan).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: March 19, 2015	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer